SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer

Liberty TripAdvisor Holdings, Inc.

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5200

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: Common Stock: 896945201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty TripAdvisor Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,959,752 shares (1) (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 30,959,752 shares (1) (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,959,752 shares (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 22.2% (2) (3)

14.	Type of Reporting Person (See Instructions) CO

(1) Consists of 18,159,753 shares of TripAdvisor, Inc.’s, a Delaware corporation (the “Issuer”), Common Stock, par value $0.001 per share (“Common Stock”) and 12,799,999 shares of Class B Common Stock, par value $0.001 par value per share, of the Issuer (“Class B Common Stock”) beneficially owned by the Reporting Person.

(2) Each share of Class B Common Stock is convertible into one share of Common Stock. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Person into shares of Common Stock.

(3) Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 57.4% of the voting power of the Issuer.  See Item 5.  Such percentage interests are based on there being outstanding, as of the close of business on October 31, 2019, 126,591,959 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 6, 2019 and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

LIBERTY TRIPADVISOR HOLDINGS, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

TRIPADVISOR, INC.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Reporting Person”), with respect to TripAdvisor, Inc., a Delaware corporation (the “Issuer”), on August 29, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC by the Reporting Person on June 30, 2016 (collectively, the “Schedule 13D”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

The information contained in Item 2(d)-(f) of the Schedule 13D is hereby amended and replaced with the following information:

(d) - (f)

Schedule 1, attached to this Statement and incorporated herein by reference, provides the requested information with respect to each executive officer and director, as applicable, of the Reporting Person (the “Schedule 1 Persons”).  Each of such executive officers and directors is a citizen of the United States.

During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)   The Reporting Person is the beneficial owner of 18,159,753 shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) and 12,799,999 shares of Class B Common Stock, par value $0.001 per share, of the Issuer (“Class B Common Stock”) which shares constitute 14.4% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Each share of Class B Common Stock is convertible into one share of Common Stock. Assuming the conversion of all of the Reporting Person’s shares of

Class B Common Stock into shares of Common Stock, the Reporting Person beneficially owns 22.2% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Issuer representing approximately 57.4% of the voting power of the Issuer.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of the Reporting Person.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on October 31, 2019, 126,591,959 shares of Common Stock and 12,799,999 shares of Class B Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2019, and calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  Mr. Gregory B. Maffei beneficially owns 22,463 shares of Common Stock.  The Maffei Foundation beneficially owns 1,938 shares of Common Stock, as to which shares Mr. Maffei has disclaimed beneficial ownership.  Mr. Michael J. Malone beneficially owns 12,125 shares of Common Stock.  Mr. Albert E. Rosenthaler beneficially owns 17,555 shares of Common Stock.

(b)   The Reporting Person has the sole power to vote or to direct the voting of shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the pledges previously described in Item 6.

To the knowledge of the Reporting Person, each of Mr. Maffei, Mr. Malone and Mr. Rosenthaler have sole voting and dispositive power of the Common Stock beneficially owned by them.  Mr. Maffei and his wife, as the two directors of the Maffei Foundation, have shared voting and dispositive power with respect to any shares held by the Maffei Foundation.

(c)   Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 19, 2019 (the “Amendment Effective Date”), in connection with the Unwind (as defined and described below), Liberty TripAdvisor LLC, a wholly owned subsidiary of the Reporting Person (“TripSPV”), entered into a first amendment (the “First Amendment”) to that certain Margin Loan Agreement, dated as of June 10, 2019, by and among TripSPV, as borrower, the Reporting Person, as guarantor, Société Générale, as administrative agent, Credit Suisse AG, Cayman Islands Branch, as calculation agent, and the various financial institutions party thereto as lenders (as amended by that First Amendment and as amended, restated, amended and restated, supplemented or otherwise from time to time modified prior to the date of the First Amendment, the “Margin Loan Agreement”). The First Amendment provided, among other things, the following: (i) an increase in commitments in an aggregate amount of approximately $155.3 million, for a total of approximately $398.4 million in outstanding loans and commitments, with total amounts to be drawn under the Margin Loan Agreement to be determined based on amounts due pursuant to the Unwind Agreement; (ii) a modification in the interest rate spread based on a pricing grid concept; and (iii) an extension of the maturity date to November 19, 2022.

Forward Contract

As previously disclosed in Amendment No. 1 to the Statement on Schedule 13D, on June 23, 2016, TripSPV entered into an agreement involving a variable post-paid forward transaction (the “Forward Contract”) with Credit Suisse Securities (USA) LLC (together with its affiliates, “CS”) covering up to a maximum of 7,000,000 shares of Common Stock.  Under the terms of the Forward Contract, TripSPV is obligated to deliver to CS up to 7,000,000 shares of Common Stock over a 20 trading day period starting on May 13, 2020 or, alternatively at TripSPV’s election, an equivalent amount of cash based on the prices of the shares of Common Stock over the same period.

On November 19, 2019, TripSPV and CS entered into an agreement to unwind and terminate (the “Unwind”) the Forward Contract (“Unwind Agreement”).  Under the terms of the Unwind Agreement, TripSPV may be required to make up to three separate cash payments to CS: (1) an initial payment of $75,000,000; (2) a second payment expected to be $108,359,128.50; and (3) a possible final payment determined based on the cost of CS’s unwinding its hedge position. The cash payments required pursuant to the Unwind are expected to be funded by borrowings under the Margin Loan Agreement and proceeds from the special cash dividend declared by the Issuer on November 1, 2019 and payable on December 4, 2019 to stockholders of record of the Issuer as of November 20, 2019. Upon completion of the Unwind in full, the Forward Contract will be terminated, CS will return to TripSPV the 7,000,000 shares of Common Stock that TripSPV pledged to CS under the Forward Contract (such number to be reduced proportionately in the event that the Unwind is only partially completed) and such shares will be pledged under the Margin Loan Agreement.

The Unwind is subject to conditions outside of TripSPV and the Reporting Person’s control, including but not limited to the ability of CS to unwind its hedge position within a prescribed period of time, expected to end on or before January 31, 2020.  In addition, the size and final cost of the Unwind, each pursuant to the terms of the Unwind Agreement, are not known at this time.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 20, 2019
LIBERTY TRIPADVISOR HOLDINGS, INC.

	By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President and Assistant Secretary

[Signature Page to Liberty TripAdvisor Holdings, Inc. Amendment No. 2 to Schedule 13D]

SCHEDULE 1
DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY TRIPADVISOR HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty TripAdvisor Holdings, Inc. (“LTAH”) are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty TripAdvisor Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
Gregory B. Maffei	Chairman of the Board, President, Chief Executive Officer and Director of LTAH

Michael J. Malone	Director of LTAH

Chris Mueller	Director of LTAH

Albert E. Rosenthaler	Chief Corporate Development Officer and Director of LTAH

Larry E. Romrell	Director of LTAH

J. David Wargo	Director of LTAH

Brian J. Wendling	Senior Vice President and Chief Financial Officer of LTAH

Renee L. Wilm	Chief Legal Officer of LTAH